Exhibit 99.7

Press Release

Total Joins Forces With Indian Private Adani Group to Expand in Natural Gas And Fuel Retail Activities in India

Paris, October 17, 2018 - Total and Adani Group have signed an agreement to jointly develop multi energy offers to the Indian energy market. This cooperation includes Liquefied Natural Gas (LNG) and Fuel Retail. The Adani Group is an Indian private conglomerate active in 50 countries and specialized in commodities trading, port infrastructures and logistics, as well as energy production and distribution.

This strategic partnership between Total and Adani Group will therefore allow to create:

•  A major footprint in LNG business

Total, the world’s second largest LNG private player, and Adani, the largest infrastructure conglomerate in India, will serve the fast growing gas demand of the Indian market. The companies will jointly develop various regasification LNG terminals, including Dhamra LNG, on the East coast of India.

•  A new retail network of 1,500 service-stations

Total and Adani will create a Joint Venture with an objective to build a retail network of 1,500 service stations over the period of 10 years, on the main roads of the country, such as highways and intercity connections to take advantage of a market growing at 4% per year driven by the development of road infrastructures and the emergence of middle class, which has been open to private investors since 2014. These new service stations, in line with international standards, will offer Indian customers Total’s full lineup of fuels, lubricants, as well as a broad range of other products and services.

“India’s energy consumption will grow among the fastest of all major economies in the world over the next decade. The partnership between Total and the private Adani Group illustrates our joint commitment to assisting India to diversify its energy mix and to ensure a supply of reliable, affordable and clean energy to consumers. We are thrilled to build this broad partnership with the Adani Group, benefitting from its in-depth knowledge of the Indian energy market, as well as its access to infrastructures through a significant footprint in several of the country’s key ports,” outlined Patrick Pouyanné, Chairman and CEO of Total.

Speaking on the occasion, Adani Group Chairman, Mr. Gautam Adani, said, “I am delighted to partner with Total, one of the biggest energy companies in the world. The collaboration enables us to associate with Total’s century-old legacy, global presence, scale and unparalleled go-to-market expertise. The global synergy between the two groups presents widespread benefits and long-term value for the economy and the people of India. We are looking forward to this opportunity to touch millions of lives by leveraging our collective footprints and domain expertise in the energy sector. It also enables the Adani Group to be part of the country’s vision in adopting cleaner energy.”

About Adani:

Headquartered in Ahmedabad, India, Adani Group is one of India’s largest integrated infrastructure conglomerates with interests in Resources, Logistics, Energy, and Agro, Real Estate, Public Transport Infrastructure, Finance and Defense. Adani owes its success and leadership position to its core philosophy of ‘Nation Building’. The Group is committed to protecting the environment and improving communities through its CSR program based on the principles of sustainability, diversity and shared values.

About Total:

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.